Exhibit 99.1

China Customer Relations Centers, Inc. Announces Receipt of
Preliminary Non-Binding “Going Private” Proposal and Formation of Special Committee

TAI’AN, China, November 30, 2020 — China Customer Relations Centers, Inc. (Nasdaq: CCRC) (“CCRC” or the “Company”), a leading e-commerce and financial services business process outsourcing (“BPO”) service provider in China, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter dated November 27, 2020 jointly submitted by its founder and chairman of the Board, Mr. Zhili Wang, Mr. Debao Wang, Mr. Guoan Xu, Mr. Qingmao Zhang, Mr. Long Lin, Mr. Jishan Sun and their respective affiliated entities (collectively, the “Buyer Group”), to acquire all of the outstanding shares of the Company not already owned by the Buyer Group in a going private transaction for $5.37 per share in cash (the “Proposal”). A copy of the proposal letter is attached hereto as Annex A.

CCRC’s Board has formed a special committee of independent and disinterested directors (the “Special Committee”) consisting of Tianjun Zhang, Owens Meng, and Jie Xu with Tianjun Zhang servicing as the chairman of the Special Committee, to consider the Proposal. The Special Committee has retained Houlihan Lokey (China) Limited as its financial advisor and Hogan Lovells as its international legal counsel in connection with its review and evaluation of the Proposal.

The Board cautions the Company’s shareholders and others considering trading in the Company’s securities that no decision has been made on the response to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About China Customer Relations Centers, Inc.

The Company is a leading e-commerce and financial services BPO service provider in China focusing on the complex, voice-based and online-based segments of customer care services, including:

●	customer relationship management;

●	technical support;

●	sales;

●	customer retention;

●	marketing surveys; and

●	research.

The Company’s service is currently delivered in Provinces of Shandong, Jiangsu, Henan, Guangdong, Yunnan, Hubei, Sichuan, Hebei, Anhui, Xinjiang, Guangxi, Jiangxi, Heilongjiang, and Chongqing. More information about the Company can be found at: www.ccrc.com.

Safe Harbor Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For further information, please contact

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1-718-213-7386

Annex A

PROPOSAL

November 27, 2020

The Board of Directors

China Customer Relations Centers, Inc.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, High-tech Zone,

Taian City, Shandong Province, 27100
People’s Republic of China

Dear Sirs:

We, Zhili Wang, Debao Wang, Guoan Xu, Qingmao Zhang, Long Lin, Jishan Sun and their respective affiliated entities (the “Consortium Members”) are pleased to submit this preliminary non-binding proposal to acquire China Customer Relations Centers, Inc. (the “Company”) in a going-private transaction (the “Acquisition”) as described below.

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 15% to the volume-weighted average closing price during the last 60 trading days.

1. Consortium. The Consortium Members have entered into a consortium agreement dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition. The Consortium Members in the aggregate hold approximately 43.48% of the total voting power of the Company’s issued and outstanding shares.

2. Purchase Price. The consideration payable for each common share of the Company (the “Share”) will be US$5.37 in cash per Share.

3. Funding. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing will be provided by the Consortium Members in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4. Due Diligence. We, along with our advisors, are prepared to move expeditiously to carry out our due diligence on the Company. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements (as defined below).

5. Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Mr. Zhili Wang, Mr. Debao Wang and Mr. Guoan Xu, the management of the Company (the “Management”), in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that the Management will recuse themselves from participating in any Board deliberations and decisions related to the Acquisition.

7. Confidentiality. The Management will, as required by law, promptly make a Schedule 13D filing to disclose this letter and its agreement with the other Consortium Members. However, we are sure you will agree with us that it is in all of our interest to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute an offer capable of acceptance or any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

*   *   *

Sincerely,

Zhili Wang

/s/ Zhili Wang

Debao Wang

/s/ Debao Wang

Guoan Xu

/s/ Guoan Xu

Qingmao Zhang

/s/ Qingmao Zhang

Long Lin

/s/ Long Lin

Jishan Sun

/s/ Jishan Sun